THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTIONS (FINANCIAL SERVICES AGREEMENT) AND RESIGNATION OF SUPERVISOR

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

交銀國際(亞洲)有限公司
BOCOM INTERNATIONAL (ASIA) LIMITED
(A wholly owned subsidiary of Bank of Communications Co., Ltd.)

A notice convening an extraordinary general meeting of China Southern Airlines Company Limited (the "Company") to be held at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 18 January 2008 at 9:30 a.m. is set out on pages 28 to 30. If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

30 November 2007

CONTENTS

Page

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Announcement"	the announcement issued by the Company on 12 November 2004 in relation to, among others, the continuing connected transactions contemplated under the financial services agreement dated 12 November 2004
"Board"	the board of Directors
"BOCOM International"	BOCOM International (Asia) Limited, a corporation registered under the SFO to carry out type 1 (dealing in securities) and 6 (advising on corporate finance) regulated activities, being the independent financial adviser to the Independent Board Committee and Independent Shareholders in respect of the Provision of Deposit Services and the proposed Cap for the three years ending 31 December 2010 under the Financial Services Agreement
"Cap"	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Agreement
"CBRC"	China Banking Regulatory Commission
"Company"	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability, the H shares of which are listed on the Stock Exchange
"CSAHC"	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
"Directors"	directors of the Company
"EGM"	an extraordinary general meeting of the Company to be convened for, among other things, considering, and, if thought fit, approving the Financial Services Agreements and the Cap contemplated therein

"Finance Company"	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability
"Financial Services Agreement"	the financial services agreement dated 15 November 2007 entered into between the Parties
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Financial Services Agreement, in particular, the Provision of Deposit Services and the Cap
"Independent Shareholders"	shareholders of the Company other than CSAHC and its associates
"Latest Practicable Date"	28 November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parties"	the Company and the Finance Company
"PBOC"	the People's Bank of China, the central bank of the PRC
"PRC" or "China"	the People's Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)
"Provision of Deposit Services"	the provision of deposit of money services by the Finance Company to the Company pursuant to the Financial Services Agreement
"Provision of Loan Services"	the provision of loan services by the Finance Company to the Company pursuant to the Financial Services Agreement

"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	the holders of the H shares and A shares (including the state-owned shares) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company

For illustration purpose only, translation of RMB to HK$ is made in this circular at the rate of RMB1.00 to HK$1.04.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Liu Shao Yong *(Chairman of the Board of Directors)*
Li Wen Xin *(Director)*
Wang Quan Hua *(Director)*
Zhao Liu An *(Director)*
Si Xian Min *(Director, President)*
Tan Wan Geng *(Director, Vice President)*
Xu Jie Bo *(Director, Chief Financial Officer, Vice President)*
Chen Zhen You *(Director)*

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lin Guang Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua *(Supervisor)*
Yang Yi Hua *(Supervisor)*
Liang Zhong Gao *(Supervisor)*
Liu Biao *(Supervisor)*

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

30 November 2007

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS (FINANCIAL SERVICES AGREEMENT) AND RESIGNATION OF SUPERVISOR

1. INTRODUCTION

In an announcement of the Company dated 15 November 2007, the Board announced that on 15 November 2007, pursuant to article 177 of the articles of association of the Company,

the Board had considered and approved by way of written resolution (a) the execution of the Financial Services Agreement by the Company, pursuant to which the Finance Company agreed to provide the Group with deposit services, loan services and other financial services and (b) the convening of a Shareholders' general meeting to approve the Provision of the Deposit Services.

Further, in an announcement of the Company dated 26 November 2007, the Board announced that Mr. Liu Biao would resign as a Supervisor and an ordinary resolution concerning his resignation would be proposed at the EGM.

The purpose of this circular is to set out further details of the Financial Services Agreement and the proposal relating to the resignation of Supervisor.

FINANCIAL SERVICES AGREEMENT

Date

15 November 2007

Parties

(a) The Company, its principal business activity of the Company is that of civil aviation.

(b) The Finance Company, a non-wholly owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly owned subsidiary, and 33.98% by the Company together with its five subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Financial services

The Finance Company agrees to continue to provide to the Group the following financial services:

(1) Accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank, Industrial and Commercial Bank of China, China Merchants Bank Co. Ltd., Bank of China Limited and Standard Chartered Bank (China).

(2) Make loans to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The

Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (except the Group) must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group).

(3) Other financial services including financial and financing consultation, credit certification and other relevant advice and agency services, provision of security, entrusted loans and entrusted investment services, bill acceptance and discount services, intra-group transfer and settlement services and planning of settlement scheme, finance leasing, and the entering into of separate agreements, which will set out the terms and conditions of such services, upon request by the Company during the term of the Financial Services Agreement. The Company will comply with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services under the Financial Services Agreement would exceed the relevant threshold when entering into such separate written agreements.

Term of the Financial Services Agreement

The Financial Services Agreement is for a fixed term of 3 years, commencing from 1 January 2008 to 31 December 2010, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules, by an application in writing by the Company not less than 30 days before the end of the fixed term.

Major terms

The major terms of the Financial Services Agreement are set put below:

- the Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC;

- the interest rate for the Group's deposits with the Finance Company shall not be lower than the basis rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be the same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher);

- the interest rate for loans provided to the Group by the Finance Company shall not be higher than the basis rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower);

- the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable by the PBOC or the CBRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by normal commercial banks in the PRC for the same type of financial services;

- the Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Parties; and

- during the period from 1 January 2008 to the date of the EGM to be held to approve the Financial Service Agreement, the Parties agreed that the maximum daily balance of deposits (including the corresponding interests thereon) placed by the Company should not exceed RMB500 million, the amount of which will not exceed the 2.5% threshold provided under Rule 14A.34(1) of the Listing Rules.

Proposed annual Cap and rationale

The Company currently expects to increase the amount of deposit of its cash balance to the Finance Company, given (1) the substantial increase in the net cash flow from its operating activities as compared to the same period of previous years and (2) the amount of time deposits and cash and cash equivalents currently held by the Group. Pursuant to the Financial Services Agreement, unless agreed otherwise between the relevant parties and conditional upon the approval by the Independent Shareholders being obtained, the maximum daily balance of deposits (including the corresponding interests thereon) placed by the Company at any time during the life of the Financial Services Agreement shall not exceed the Cap which is set at RMB2.6 billion on any given day.

The Cap in relation to the Provision of Deposits Services is determined principally by reference to:

(i) the substantial increase in the amount of net cash flow from the operating activities of the Group to approximately RMB7.61 billion (unaudited) held by the Group as at 30 September 2007 as compared to the same period of the previous year (30 September 2006: approximately RMB3.96 billion (unaudited));

(ii) the cash flow position of the Group. The amount of time deposits and cash and cash equivalents held by the Group as at 30 September 2007 was approximately RMB5.38 billion (unaudited);

(iii) the previous cap of RMB1 billion provided for the Provision of the Deposit Services under the financial services agreement dated 12 November 2004 (details of which are provided in the Announcement);

(iv) the maximum historical daily balance of the deposits of the Group with the Finance Company during the two financial years ended 31 December 2006 (as provided below); and

Note: The above financial figures were prepared in accordance with the PRC accounting standard.

(v) the persistent strong national economy and a stable increase of the market demand for the aviation transportation market (taking into account the estimated economic effect to be brought by the 2008 Beijing Olympic and the appreciation trend of Renminbi against major currencies such as US dollar). The Group has actively implemented its development strategy to expand its domestic routes and the corresponding aviation services, as reflected from the recent various acquisitions of the aircrafts and flight equipment by the Group. The purchased aircrafts will be delivered and expected to be put into services during the period from 2008 to 2010. It is anticipated that the net cash flow from the operating activities of the Group will be substantially increased following the expansion of its aviation business both in the domestic and international markets and the anticipated demand for the Provision of Deposit Services within the Group will accordingly be substantially increased for the three years ending 31 December 2010. Such projection is assumed solely for the purpose of determining the Cap and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Group.

Historical figures

The historical maximum daily balance of the deposits with the Finance Company placed by the Company under the previous financial services agreement, during the two financial years ended 31 December 2006 and for the financial period from 1 January 2007 to 12 November 2007, were as follows:

	For the financial year ended 31 December				For the financial period from 1 January 2007 to 12 November 2007	
	2005		2006			
	RMB ('000,000)	*HK$ ('000,000)*	*RMB ('000,000)*	*HK$ ('000,000)*	*RMB ('000,000)*	*HK$ ('000,000)*
Maximum daily amount of deposits placed by the Group	953	991	977	1,016	956	994

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the Financial Services Agreement

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, to CSAHC and its subsidiaries.

The main reasons for the election by the Company to use the Finance Company for the provision of the relevant financial services are as follows:

- the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

- the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

- the Group usually receives interest on its money deposited with the Finance Company at rates which are more favourable than the benchmark interest rates set by the PBOC, usually in the range between the benchmark interest rates set by the PBOC and the inter-bank offer rates of interest. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Group;

- subject to the entering into of further separate agreements, the Company can borrow from the Finance Company at interest rates not higher than those set by the PBOC for similar loans. In addition, the Company is not precluded under the Financial Services Agreement to borrow money from other PRC commercial banks where the terms and conditions are favourable. The Company can also enjoy the convenience of other financial services at the rates of fees and commissions set by the PBOC, which are comparable to the rates charged by PRC commercial banks for similar services;

- the Group is expected to benefit from the Finance Company's better understanding of operations of the Group which should allow expedient and efficient service provision. For instance, it is expected that loans from the Finance Company may be approved quicker than a commercial bank;

- the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds a 18.75% equity interest directly, and an 15.23% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company's profits; and

- pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are limited to entities within the Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group.

The Board, (including the independent non-executive Directors), considers that the terms of the Financial Services Agreement and the Cap in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Implications under the Listing Rules

As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

Although each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services is higher than 2.5% but less than 25% on an annual basis, its annual considerations will be higher than HK$10,000,000, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2010, which fall within the de minims threshold set out in Rule 14A.33 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements of the Listing Rules. The Company will comply with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services under the Financial Services Agreement would exceed the relevant threshold. The Company had no prior transactions with CSAHC and its ultimate holding company which require aggregation under Rules 14.22 and Rule 14A.25 of the Listing Rules.

CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Agreement which will be conducted by poll.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider the Provision of Deposit Services and the Cap contemplated therein so far as the Company and the Independent Shareholders are concerned as a whole. Independent financial advisers, BOCOM International (for H shareholders of the Company) and GF Securities Co., Ltd (for A shareholders of the Company) have been appointed as independent financial advisers to advise the Independent Board Committee and the Independent Shareholders on the same.

RESIGNATION OF SUPERVISOR

An ordinary resolution concerning the resignation of Mr. Liu Biao as the Supervisor will be proposed at the EGM, pursuant to the articles of association of the Company and the Rules of Procedure of the Supervisory Committee.

The supervisory committee of the Company received a letter of resignation from Mr. Liu to resign as a Supervisor and leave the Company for his personal job arrangement. Mr. Liu has confirmed that he has no disagreement with the supervisory committee of the Company and the Board and there are no circumstances in relation to his resignation which need to be brought to the attention of the Stock Exchange and the Shareholders.

The Board would like to thank Mr. Liu for his contributions to the Company during his term of office.

RECOMMENDATION

The Independent Board Committee, having taken into account and based on the recommendation of the independent financial advisers, considers that the Provision of the Deposit Services and the Cap contemplated therein are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Directors (including the Independent Board Committee) recommend all the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve, among others, the Financial Services Agreements and the Cap contemplated therein.

The Directors consider that the proposed resolution in respect of the resignation of Supervisor is in the interests of the Company and its Shareholders as a whole, and accordingly, recommend all Shareholders to vote, among others, in favour of the resolution relating to resignation of Supervisor to be proposed at the EGM.

EGM

A notice convening the EGM to be held at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 18 January 2008 at 9:30 a.m. is set out on pages 28 to 30. If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 13 to 14 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and to the letter from BOCOM International as set out on pages 15 to 22 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Financial Services Agreement and the Cap contemplated therein.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By Order of the Board
Liu Shao Yong
Chairman

The following is the letter of advice from the Independent Board Committee to the Independent Shareholders in respect of the Financial Services Agreement and the Cap, which has been prepared for the purpose of inclusion in this circular.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

30 November 2007

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
(FINANCIAL SERVICES AGREEMENT)

INTRODUCTION

We refer to a circular (the "Circular") of the Company dated 30 November 2007 of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the Financial Services Agreement are on normal commercial terms and are fair and reasonable as far as the Independent Shareholders are concerned and whether the Provision of Deposit Services and the Cap are in the interest of the Company and the Shareholders as a whole. BOCOM International has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board set out on pages 4 to 12 of the Circular and the letter from BOCOM International as set out on pages 15 to 22 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Financial Services Agreements with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Having considered the terms of the Financial Services Agreements and taking into account the advice and recommendation of BOCOM International, we are of the view that the terms of the Financial Services Agreement are fair and reasonable so far as the Independent Shareholders are concerned and the Provision of Deposit Services and the Cap are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Wang Zhi **Sui Guang Jun**
Gong Hua Zhang **Lin Guang Yu**
Independent Non-executive Directors

The following is the text of a letter from BOCOM International (Asia) Limited to the Independent Shareholders and the Independent Board Committee prepared for the purpose of incorporation in this circular.

交銀國際(亞洲)有限公司 (交通銀行股份有限公司全資附屬機構)
BOCOM INTERNATIONAL (ASIA) LIMITED (A wholly owned subsidiary of Bank of Communications Co., Ltd.)

30 November 2007

To the Independent Board Committee and
the Independent Shareholders of
China Southern Airlines Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS (PROVISION OF DEPOSIT SERVICES UNDER THE FINANCIAL SERVICES AGREEMENT)

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement for continuing connected transactions, particulars of which are set out in a circular to the Shareholders dated 30 November 2007 (the "Circular") and in which this letter is reproduced. Unless the context requires otherwise, terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.

As set out in the letter from the Board contained in the Circular (the "Board's Letter"), since CSAHC is a controlling shareholder of the Company holding approximately 50.3% of the issued share capital of the Company and is a connected person under the Listing Rules. The Finance Company is owned as to approximately 66.02% by CSAHC and its wholly owned subsidiary and as to approximately 33.98% by the Company and its five subsidiaries. Pursuant to the Listing Rules, the Finance Company is a connected person of the Company. As such, the transactions between the Company and the Finance Company constitute connected transactions of the Company. As each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services under the Financial Services Agreement is higher than 2.5% but less than 25% on an annual basis and has annual considerations of higher than HK$10,000,000, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules.

Accordingly, the Company will convene the EGM on 18 January 2008 to approve the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement. CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement which will be conducted by poll. In this connection, the Circular containing, inter-alia, the information relating to the Financial Services Agreement and the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement, the recommendation from the Independent Board Committee and this letter, is despatched to the Shareholders. In particular, this letter will set out our recommendations to the Independent Board Committee as to whether the terms of the Provision of Deposit Services under the Financial Services Agreement and the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement are fair and reasonable and whether the Provision of Deposit Services under the Financial Services Agreement and the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement are in the interests of the Company and its shareholders as a whole.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify relying on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the affairs and the business of the CSAHC, the Finance Company and the Group.

PRINCIPAL FACTORS CONSIDERED

In arriving at our recommendation in respect of the Provision of Deposit Services under the Financial Services Agreement and the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement, we have considered the following principal factors:

A. Background

(i) Information relating to the Company

The Company is one of the largest airline companies in the PRC. As of the year end of 2006, the Group operated 616 routes, of which 501 were domestic, 90 were international and 25 were Hong Kong and Macau. The Group operates the most extensive

domestic route network among all Chinese airlines. In 2006, the Group's operation has served 152 destinations. Its route network covers commercial centres or rapidly developing economic regions in the PRC.

(ii) Information relating to the Finance Company

The Finance Company, a non-wholly owned subsidiary of CSAHC, which is owned as to approximately 66.02% by CSAHC and as to approximately 33.98% by the Group. The principal business activity of the Finance Company is that of providing financial services, which it is authorized to carry out under the applicable rules and regulations of the PRC.

(iii) Financial Services Agreement

On 12 November 2004, the Company entered into a financial services agreement ("Previous Agreement") with the Finance Company in relation to the provision of deposit services, loan services and other related financial services by the Finance Company to the Group. The Previous Agreement has set out an annual cap of RMB1 billion for the provision of deposit services with an expiry date of 31 December 2007. On 15 November 2007, the Company entered into the Financial Services Agreement to renew and extend the terms of provision of financial services contemplated under the Previous Agreement for a period of 3 years to 31 December 2010, subject to the terms and conditions contemplated in the Financial Services Agreement.

Pursuant to the Financial Services Agreement, the Finance Company agrees to continue to provide the Group the financial services, of which major terms are the same as the Previous Agreement (except for the period covers). Set out below are major terms of the Financial Services Agreement:

1. accept deposit from the Group at interest rates not lower than those set by the PBOC for deposits of same term;

2. provide the Group money transfer, settlement services and internet financial services;

3. make loans to the Group at interest rates not higher than those set by the PBOC for loans of same term, subject to terms and conditions to be set out in a separate loan agreement;

4. provide other financial services, including but not limited to financial and financing consultation, credit certification and other relevant advice and agency services, provision of security, entrusted loans and entrusted investment services, bill acceptance and discount services, intra-group transfer and settlement services and planning of settlement scheme, finance leasing;

5. make deposit of all the Group's money deposits with approved banks including Industrial and Commerce Bank, China Construction Bank, Bank of Agriculture, Bank of Communications Company Limited, Bank of China Limited, China Merchants Bank Co., Ltd. and Standard Chartered Bank (China);

6. make loans to CSAHC and its subsidiaries (except the Group) without exceeding the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group); and

7. during the period from 1 January 2008 to the date of the EGM to be held to approve the Financial Services Agreement, the Company will not place more than RMB500 million of deposit (including the corresponding interests thereon) into the Finance Company, this amount will not exceed the 2.5% threshold provided under Rule 14A.34(1)of the Listing Rules.

For further details in relation to the terms of the Financial Services Agreement, please refer to the Board's letter contained in the Circular.

B. Reasons for and benefits of the Financial Services Agreement

The Group has utilised the financial services of the Finance Company since 1997. The Directors consider that the Company has a well-established partnership with the Finance Company, and has integrated financial services of the Finance Company into its daily management. Over the years of cooperation with the Finance Company, the Directors consider that the Finance Company has provided expedient and efficient services to the Group and is able to provide better value-added services for the Group than other commercial banks in the market. The Company has utilised the Finance Company's one-stop settlement platform services, which enables the Company to reduce its settlement cost, time for money in transit and management cost. In view of its better understanding of operations of the Group, the Finance Company has acted as the Company's finance advisor to provide advisory services, which benefit the Company from reducing the management cost and enhancing the financial management level. In addition, the Provision of Deposit Services allows the Group to achieve a more efficient use of its current capital.

The Finance Company is a non-bank financial institution approved by the PBOC, of which its business is under the guidance, management and supervision of the CBRC. Pursuant to the PRC financial rules and regulations, all financial institutions which operate deposit services could only offer enterprises deposit and loan services in accordance with the benchmark rates preset by the PBOC. At present, bank loan rate is bounded to be over 90% of published benchmark loan rate while there is no upper limit for the bank loan rate; deposit rate could float freely below the published benchmark deposit rate but could not be charged above the published benchmark deposit rate. In view of the PRC financial rules and regulations, the Directors believe that the Finance Company could offer the Company with financial services on terms no less favorable than those offered by commercial banks.

We noted that the deposit rates to non-financial enterprises (including the Company) by financial institutions are subject to regulations; however, deposit rates between financial institutions are resulted from negotiations which are not subject to control of the PBOC. The Directors consider that the Finance Company is able to obtain more favorable deposit rates than the Company. We also noted that the bank loan rate to the Company offered by PRC financial institutions must not be below 90% of published benchmark loan rate preset by the PBOC; however, loan rates between financial institutions are the results of negotiations. As such, the Directors believe that the Finance Company enjoys lower loan rates than the Company for the comparable loan structure. As the Finance Company is a non-bank financial institution approved by the PBOC and is beneficially owned as to approximately 33.98% by the Group, the Company is therefore able to share the benefits which the Finance Company could have.

The Group has an approximately 33.98% equity interest in the Finance Company and has appointed 2 directors and 1 supervisor in the board of directors and supervisory committee of the Finance Company respectively. The Directors consider that the Company has enjoyed the quality services of and the profit contribution by the Finance Company with supervision of the Finance Company's business.

The Directors confirmed that the Financial Services Agreement is entered into on normal commercial terms, or on terms no less favorable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and, fair and reasonable and in the interests of the Group and its shareholders as a whole.

We also noted that the Financial Services Agreement will not preclude the Group from obtaining financial services from other financial institutions in addition to or instead of the Finance Company. In addition, we noted that the Finance Company is obliged to provide the financial services under the Financial Services Agreement at a comparable or more favourable rate than the rate offered or charged by normal commercial banks in the PRC for the similar types of financial services. Based on the above, we concur with the Directors' view that the entering into of the Financial Services Agreement is in the interests of the Group and its shareholders as a whole.

C. Historical figures and proposed Cap for Provision of Deposit Services with the Finance Company

Set out below are (i) the historical figures for the Provision of Deposit Services with the Group for the two years ended 31 December 2006 and the nine months ended 30 September 2007 and the respective cash and cash equivalents of the Group for the year ended 31 December 2005 and 2006, and the nine months ended 30 September 2007, and (ii) the proposed Cap for the Provision of Deposit Services for the period of three years ending 31 December 2010.

Type of Services	Historical Figures (approximately RMB million) for the year ended 31 December		Historical Figures (approximately RMB million) for the nine months ended 30 September *(note 2)*	Proposed Cap (approximately RMB million) for the year ending 31 December *(note 3)*		
	2005	2006	2007	2008	2009	2010
The amount of deposit placed with the Finance Company *(note 1)*	544	629	956	2,600	2,600	2,600
Net cash flow from operating activities	3,835	2,295	7,610	Not applicable	Not applicable	Not applicable
Cash and cash equivalents *(note 4)*	2,901	2,264	5,386	Not applicable	Not applicable	Not applicable

Note:

1. the Group's respective consolidated amount of deposit placed into the Finance Company as at 31 December 2005 and 2006, and 30 September 2007

2. the unaudited financial figures for the nine months ended 30 September are under the PRC accounting standards

3. the maximum daily outstanding balance of deposits (including accrued interest)

4. the Group's respective consolidated amount of cash and cash equivalents as at 31 December 2005 and 2006, and 30 September 2007

Set out below are the maximum amount of deposit placed with the Finance Company by the Group and their respective percentage of utilised historical caps for the two years ended 31 December 2006 and the period from 1 January 2007 to 12 November 2007.

Type of Services	Historical figures (approximately RMB million) For the year ended 31 December 2005	2006	Historical figures (approximately RMB million) From 1 January to 12 November 2007
Maximum amount of deposit placed with the Finance Company	953	977	956
Maximum daily utilization of historical cap	95.3%	97.7%	95.6%

As stated in the Board's Letter contained in the Circular, the historical figures and the proposed Cap for the deposit placed with the Finance Company are based on the historical and estimated figures as set out in the tables above and the level of financial flexibility required by the Group. Hence, the Directors are of the view that the proposed Cap is fair and reasonable.

To ascertain the Company's basis for the proposed Cap for the period of three years ending 31 December 2010, we noted that:

(i) the Directors intend to expand the deposit with the Finance Company. It is noted that the historical cap of RMB1.0 billion under the Previous Agreement is almost fully utilized. For the two years ended 31 December 2006 and the period from 1 January 2007 to 12 November 2007, the Group's maximum daily amount of deposit placed with the Finance Company were approximately RMB953 million, RMB977 million and RMB956 million respectively, representing approximately 95.3%, 97.7% and 95.6% of the maximum daily historical cap amount respectively;

(ii) the Company has preliminarily projected that its aviation business will increase substantially by 2010 (taking into account the estimated economic effect to be brought by the 2008 Beijing Olympic and the appreciation trend of Renminbi against major currencies such as US dollar). Hence, the Group intends to expand its flight routes and services in the domestic and international markets. It is anticipated that the Group's new aircrafts will be delivered and become in the services between 2008 and 2010. Such increase in passenger numbers and cargo capacity will stimulate further growth of business to the Group. The Directors expect that the Group's cash flow activities will therefore increase substantially; and

(iii) the Group's cash flow activities has increased substantially for the two years ended 31 December 2006 and the nine months ended 30 September 2007 as stated in the above two tables. For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the Group's net cash flow from operating activities were approximately RMB3,835 million, RMB2,295 million and RMB7,610 million

respectively. For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the Group had the cash and cash equivalents of approximately RMB2,901 million, RMB2,264 million and RMB5,386 million respectively. In view of the above, the Directors consider that the increase in the proposed Cap of RMB2.6 billion from RMB1.0 billion will be in line with the business development and cash flow management of the Group.

Taking into account the above, we concur with the Directors' view that the basis to determine the proposed Cap for the period of three years ending 31 December 2010 is fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Taking into account the above factors, in particular, the background, the reasons and benefits, the historical figures and the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement, we consider that the Provision of Deposit Services and the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement are fair and reasonable so far as the Company and its Shareholders are concerned and entered into in the ordinary and usual course of business with normal commercial terms (or terms no less favourable than those available to independent third parties under the prevailing local market conditions), and are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions for approving the proposed Cap for the Provision of Deposit Services under the Financial Services Agreement at the EGM.

Yours faithfully,
For and on behalf of
BOCOM International (Asia) Limited
Ronald T.L. Wan
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive, Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or Supervisors in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Type of shareholding	Type of share	Number of shares held	% of the total issued H shares of the Company	% of the total issued domestic shares of the Company	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	State-owned share	2,200,000,000	-	68.75%	50.30%	-
HKSCC Nominees Limited	Direct holding	H share	1,162,197,698	98.96%	-	26.57%	-

Notes:

Based on the information available to the Directors, chief executive and the Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and the Supervisors of the Company were aware, as at the Latest Practicable Date:

1. Among the 1,162,197,698 H shares held by HKSCC Nominees Limited, Space Dragon Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings Limited.

   By virtue of the SFO, Cheung Kong Investment Company Limited and Cheung Kong Holdings Limited are all deemed to be interested in the 58,337,500 H shares of the Company held by Space Dragon Limited, representing approximately 4.97% of the Company's then total issued H shares.

   Li Ka-shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-shing Unity Trustee Company Limited. Li Ka-shing Unity Trustee Company Limited as trustee of The Li Ka-shing Unity Trust, together with certain companies which Li Ka-shing Unity Trustee Company Limited as trustee of The Li Ka-shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

   In addition, Li Ka-shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-shing Unity Discretionary Trust ("DT1") and Li Ka-shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust ("DT2"). Each of TDT1 and TDT2 hold units in The Li Ka-shing Unity Trust.

2. Among the 1,162,197,698 H shares held by HKSCC Nominees Limited, Choicewell Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. By virtue of the SFO, Hutchison Whampoa Limited and Hutchison International Limited are deemed to be interested in the 58,335,500 H shares of the Company held by Choicewell Limited, representing approximately 4.97% of the Company's then total issued H shares.

   In addition, subsidiaries of Cheung Kong (Holdings) Limited are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of Hutchison Whampoa Limited. By virtue of the SFO, Mr. Li Ka-shing, being the settler and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Li Ka-shing Unity Trustee Corporation Limited, Li Ka-shing Unity Trustcorp Limited, Li Ka-shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 58,337,500 H shares of the Company and 58,335,500 H shares of the Company held by Space Dragon Limited and Choicewell Limited respectively, representing in aggregate of approximately 9.73% of its then total issued H shares.

3. Among the 1,162,197,698 H shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H shares of the Company (representing approximately 6.04% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and the Supervisors of the Company are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

   (a) 70,162,000 H shares, representing approximately 5.98% of the Company's then total issued H shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

   (b) 750,000 H shares, representing approximately 0.06% of the Company's then total issued H shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc..

4. Among the 1,162,197,698 H shares held by HKSCC Nominees Limited, 70,658,800 H shares of the Company, representing approximately 6.02% of its then total issued H shares, were held in the capacity as beneficial owner by JPMorgan Chase Bank, which was wholly-owned by J.P. Morgan Chase & Co..

5. Among the 1,162,197,698 H shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H shares of the Company (representing approximately 9.46% of its then total issued H shares) and maintained short position of 616,000 H shares of the Company (representing approximately 0.05% of its then total issued H shares). According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors of the Company were aware, Morgan Stanley International Incorporated, held its indirect interest in the Company as at the Latest Practicable Date in the manner as follows:

   (a) 743,332 H shares, representing approximately 0.06% of the Company's then total issued H shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

   (b) 108,670,000 H shares, representing approximately 9.25% of the Company's then total issued H shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

   (c) 292,600 H shares, representing approximately 0.02% of the Company's then total issued H shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

   (d) 714,000 H shares, representing approximately 0.06% of the Company's then total issued H shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, which was 100% ultimately held by Morgan Stanley International Incorporated; and

   (e) 702,000 H shares, representing approximately 0.06% of the Company's then total issued H shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated. According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors of the Company were aware, as at the Latest Practicable Date, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H shares of the Company (representing approximately 0.05% of its then total issued H shares).

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2006, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited consolidated accounts of the Group were made up.

7. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
BOCOM International	Licensed corporation under the SFO to engage in type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities

As at the Latest Practicable Date, BOCOM International had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, BOCOM International was not interested, directly or indirectly, in any assets which had since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

BOCOM International has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

8. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to article 124 of the articles of association of the Company, any vote of the Shareholders taken at a general meeting to approve the following transactions or arrangements must be taken on a poll:

i. connected transactions;

ii. transactions that are subject to independent shareholders' approval;

iii. granting of options to a substantial shareholder or an independent non-executive director of the company, or any of their respective associates; and

iv. any other transactions in which a shareholder has a material interest and is therefore required to abstain from voting at the general meeting.

In respect of any vote of Shareholders taken at a general meeting of Shareholders to approve transactions or arrangements which are not specifically required to be taken on a poll, such vote shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 percent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the Financial Services Agreement will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 17 December 2007.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Southern Airlines Company Limited (the "Company") will be held at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on 18 January 2008 at 9:30 a.m. for the purpose of considering and passing the following resolutions:

ORDINARY RESOLUTIONS

1. The execution of the aircraft acquisition agreement dated 16 July 2007, copy of which will be produced to the EGM marked "A" and initialed by the Chairman of the EGM for the purpose of identification, between The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and Xiamen Airlines Company Limited as purchaser and the transaction contemplated thereunder, upon the terms and subject to the conditions therein contained.

2. The execution of the aircraft acquisition agreement dated 20 August 2007, copy of which will be produced to the EGM marked "B" and initialed by the Chairman of the EGM for the purpose of identification, between The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and the Company as purchaser and the transaction contemplated thereunder, upon the terms and subject to the conditions therein contained.

3. The execution of the aircraft acquisition agreement dated 23 October 2007, copy of which will be produced to the EGM marked "C" and initialed by the Chairman of the EGM for the purpose of identification, between Airbus SNC, a company incorporated in the Toulouse as vendor and the Company as purchaser and the transaction contemplated thereunder, upon the terms and subject to the conditions therein contained.

4. The execution of the Financial Services Agreement dated 15 November 2007, copy of which will be produced to the EGM marked "D" and initialed by the Chairman of the EGM for the purpose of identification, between Southern Airlines Group Finance Company Limited and the Company and the Provision of the Deposit Services and the cap amount contemplated thereunder, upon the terms and subject to the conditions therein contained.

5. To consider and approve the resignation of Mr. Liu Biao as the supervisor of the Company.

By order of the Board
China Southern Airlines Company Limited
Liu Shao Yong
Chairman

Guangzhou, the People's Republic of China
30 November 2007

Notes:

1. **Shareholders eligible for attending the EGM**

   a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at or before the close of business on 18 December 2007 ("Eligible Shareholders") or their representative are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 29 December 2007, in person or by post at the registration address of the Company or by fax at (+86) 20-8665 9040, the reply slip.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 18 December 2007.

   d. The register of H shares of the Company will be closed from 19 December 2007 to 17 January 2008 (both days inclusive), during which period no transfer of H shares will be registered.

3. Proxies

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for EGM, which is attached to the notice of EGM. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

4. Miscellaneous

a. The EGM is expected to last for not more than one day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

b. The registered address of the headquarters of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4737
Facsimile No.: (+86) 20-8665 9040
Website: www.cs-air.com
Contact persons: Wu Dong Hua and Qin Hai Feng

c. At any general meeting of shareholders of the Company a resolution shall be decided on a show of hands, except for ordinary resolution no. 4 as set out in this notice will be voted by poll, unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the EGM of the Company to be held on Friday, 18 January 2008.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5] : ______________________ Date: ______________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Extraordinary General Meeting ("EGM")

I/We[2], ______________________________, holder of share account number ______________________________,

residing at ____,

being the registered holder of[3] ______________________________ ordinary shares of the Company,

HEREBY APPOINT[4] ______________________________, residing at ______________________________

____,

as my/our proxy/proxies to attend on my/our behalf the EGM of China Southern Airlines Company Limited (the "Company") to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on Friday, 18 January 2008 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Ordinary Resolutions	For[5]	Against[5]
1.	To approve the aircraft acquisition agreement dated 16 July 2007 between The Boeing Company as vendor and Xiamen Airlines Company Limited as purchaser and the transactions contemplated thereunder.		
2.	To approve the aircraft acquisition agreement dated 20 August 2007 between The Boeing Company as vendor and the Company as purchaser and the transactions contemplated thereunder.		
3.	To approve the aircraft acquisition agreement dated 23 October 2007 between Airbus SNC as vendor and the Company as purchaser and the transactions contemplated thereunder.		
4.	To approve the Financial Services Agreement dated 15 November 2007 between Southern Airlines Group Finance Company Limited and the Company and the transactions contemplated thereunder.		
5.	To approve the resignation of Mr. Liu Biao as the supervisor of the Company.		

Signature[6]: ______________________________ Date: ______________________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3. Please insert the number of all the shares in the Company registered in your name(s).
4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.
5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
7. Unless the context requires otherwise, words and expressions defined in the circular of the Company setting out details in respect of the above ordinary resolutions and not otherwise defined herein shall have the same meanings when used herein.
8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.
9. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.
11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.